Exhibit 8

SUBSIDIARIES OF LION COPPER AND GOLD CORP.

Name	Jurisdiction of Incorporation or Organization
Quaterra Alaska, Inc.	Alaska, United States
Singatse Peak Services LLC	Nevada, United States
Six Mile Mining Company (Dissolved on March 30, 2022)	Alaska, United States
Blue Copper LLC	Montana, United States